Kehei, LLC

Statements of Comprehensive Income

(Unaudited)

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Revenue	$ 116,530	$ 3,900
Cost of Goods Sold	6,968	5,000
Gross Profit	109,562	(1,100)
Expenses:		
Bank Service Charges	427	217
Material and Supplies	603	803
Professional fees	2,345	-
Video	-	364
Total expenses	(3,374)	(1,384)
Net (loss)/income	$ 106,187	$ (2,484)